

January 26, 2011

Lixin Wang, Chairman and
Chief Executive Officer
FusionTech, Inc.
No. 8 Mingshui Road
Changchun, Jilin Province, China

> RE: **FusionTech, Inc.**
> **Form 8-K/A#1**
> **Filed January 3, 2011;**
> **Form 10-K Fiscal Year Ended January 31, 2010**
> **Filed April 1, 2010 and amended November 19, 2010**
> **File No. 000-53837**

Dear Mr. Wang:

   We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Governmental and Environmental Regulation, page 11

1. Please refer to the last two paragraphs under "M&A Rules." The disclosure in these paragraphs does not appear to be covered by counsel's opinion. If correct, please clarify and explain why. In addition, please revise the associated risk factor in the same respects.

Risk Factors, page 13

2. We note from your responses to prior comment17 of our letter dated December 15, 2010 that you retain a US accounting firm to assist you in preparing your US GAAP financial statements. However, based on your response that your accounting personnel have limited relevant education and training in US GAAP, please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your

books and records to U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP have limited relevant education and training in U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Financing Activities, page 32

3. Considering that the note came due on January 11, 2011, please update the disclosure to provide the principal terms of the new financing arrangement and file the agreement as an exhibit to the Form 8-K, or otherwise revise your filing as appropriate.

Closing Comments

You may contact Blaise Rhodes, staff accountant at (202) 551-3774 or Tia Jenkins, review accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551- 3795 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Robert Newman, Esq.
        (212) 202-6055